Filed Pursuant to Rule 424(b)(3)
File Number 333-192064

Prospectus Supplement No. 1
(To Prospectus dated May 22, 2014)

Hipcricket, Inc.
31,037,500 Shares of Common Stock

    This Prospectus Supplement No. 1 supplements the prospectus dated May 22, 2014 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-192064).  The Prospectus and this prospectus supplement relate to the disposition from time to time of up to 31,037,500 shares of our common stock, which are held or may be held by the selling stockholders named in the Prospectus.  We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

    This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.  This prospectus supplement updates, amends and supplements the information included in the Prospectus.  If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

    This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

    On June 5, 2014, we filed a Current Report on Form 8-K with the Securities and Exchange Commission.  The text of such Form 8-K is attached hereto.
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    Investing in our common stock involves a high degree of risk. In reviewing the Prospectus and this prospectus supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 3 of the Prospectus.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is June 5, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 30, 2014

Hipcricket, Inc.
(Exact name of registrant as specified in Charter)

Delaware	333-57818	20-0122076
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

110 110th Avenue NE, Suite 410
Bellevue, WA 98004
(Address of Principal Executive Offices)

(855) 423-5433
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01  Entry into a Material Definitive Agreement

    On June 2, 2014, Hipcricket, Inc. (the “Company”) entered into a Financing and Security Agreement, amended on June 4, 2014,  with Fast Pay Partners LLC (“Fast Pay”) creating an accounts receivable-based credit facility (the “Agreement”).

    Under the terms of the Agreement, Fast Pay may, at its sole discretion, purchase the Company’s eligible accounts receivables. Upon any acquisition of accounts receivable, Fast Pay will advance to the Company up to 70% of the gross value of the purchased accounts, up to a maximum of $5,000,000 in advances.  Each account receivable purchased by Fast Pay will be subject to a factoring fee of (i) 1.25%, flat fee, of the gross value of the account for the initial 30-day period; (ii) 1.25%, pro rated daily, of the gross value of the account outstanding, commencing on day 30 and ending on day 89, and (iii) 1.75%, pro rated daily, of the gross value of the account outstanding, commencing on day 90 and continuing thereafter.  The minimum monthly fee beginning on July 1, 2014 will be $12,500.  Fast Pay will generally have full recourse against the Company in the event of nonpayment of any purchased accounts.  The Company’s obligations under the credit facility are secured by substantially all of the Company’s assets.

    The Agreement contains covenants that are customary for agreements of this type and are primarily related to accounts receivable and audit rights.  The failure to satisfy covenants under the Agreement or the occurrence of other specified events that constitute an event of default could result in the termination of the Agreement and/or the acceleration of the obligations of the Company.  The Agreement contains provisions relating to events of default that are customary for agreements of this type.

    The Agreement has an initial term of one year and automatically renews for successive terms subject to earlier termination by written notice by the Company, provided that all obligations are paid.  Fast Pay may terminate the Agreement and demand immediate payment of all outstanding obligations at any time.

    The Company intends to use cash available from the credit facility to repay its line of credit with Silicon Valley Bank and to support its operations and growth plans.

    The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which will be attached as an Exhibit to the Company’s Form 10-Q for the quarter ended May 31, 2014, to be filed with the Securities and Exchange Commission in July 2014.

Item 2.02  Results of Operations and Financial Condition

    On June 3, 2014, the Company issued a press release announcing preliminary financial results for the first fiscal quarter ended May 31, 2014.  The full text of the press release is attached as an exhibit to this report.

    The information in this Item 2.02 and attached as Exhibit 99.1 to this report shall not be treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section.  This information will not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or into another filing under the Exchange Act, unless that filing expressly incorporates this information by reference.

Item 5.02  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

    On May 30, 2014, the Board of Directors of the Company appointed Chairman Todd E. Wilson as interim Chief Executive Officer and appointed Chief Operating Officer Douglas Stovall as President.  They succeed former President and CEO Ivan E. Braiker, whose employment ceased on that date.  Mr. Braiker remains a director of the Company. The Company plans to undertake an internal and external search for a permanent Chief Executive Officer.

    In addition, Thomas Virgin, who has served as the Company’s Chief Financial Officer since 2007, will be leaving the Company and plans to transition his responsibilities by the end of August 2014.

    Mr. Wilson, who will continue to also serve as Chairman of the Board of Directors, joined Hipcricket’s Board in June 2010 and was appointed to the position of Chairman in March 2013. He has more than 20 years of experience as an investor, board member and advisor to growing middle market companies. He currently services as a Partner at Crane Street Capital, a California-based investment firm.  From July 2010 to September 2011, Mr. Wilson held the position of Managing Director for the Office of Small Business Services for the City of Los Angeles.  From July 2002 to December 2009, he served as Principal in the private equity group at American Capital, Ltd.  He received an MBA from the Fuqua School of Business at Duke University and a Bachelor's degree in Finance from The Wharton School of Business.

    Douglas Stovall, age 45, has served as the Company’s Chief Operating Officer since June 2013.  Mr. Stovall joined the Company in January 2010 and has over 20 years of experience in creating and directing mobile sales, product and services.  Prior to his appointment as Chief Operating Officer, he served as the Company’s Executive Vice President – Sales and Services since July 2012 and was Senior Vice President – Sales from January 2010 to June 2012.  Mr. Stovall was Vice President, Mobile Business Development with Merkle Inc., a customer relationship marketing agency, from September 2009 to November 2009.  Prior to that, Mr. Stovall served as Vice President, Sales with Acuity Mobile, a mobile marketing and mobile advertising company (acquired by NAVTAQ, a Nokia Company), from August 2007 to September 2009.  Mr. Stovall holds an MBA with an emphasis in Organization and Operations Management from William Carey College, and a BS in Psychology from the University of Southern Mississippi.

    In connection with Mr. Wilson's appointment as interim Chief Executive Officer, the Company and Mr. Wilson, age 42, entered into an employment agreement, effective May 30, 2014, with an initial term of nine months. Under the employment agreement, Mr. Wilson will receive an annual base salary of $350,000 (pro-rated for 2014 service). Mr. Wilson is eligible to receive a target cash bonus of 50% of his base salary for fiscal year 2015 based upon the level of achievement of financial and other performance goals and objectives established by the Board. In connection with his appointment as interim Chief Executive Officer, Mr. Wilson received an option to purchase 6,865,257 shares of the Company’s common stock at an exercise price of $0.22.  One-third of the option vests based on continued employment with the Company until February 28, 2015, and the remainder of the option vests based on achievement of performance objectives established by the Board.  In the event of Mr. Wilson's termination of employment by the Company without "cause" or by Mr. Wilson for "good reason" (as defined in the employment agreement), Mr. Wilson will be entitled to receive (a) his base salary for a period equal to the greater of (i) three months and (ii) the remainder of the term of the employment agreement; (b) full acceleration of the portion of the stock option that vests based on continued employment; (c) his target bonus, pro-rated for the number of full months employed; and (d) Company-paid premiums for COBRA continuation coverage for the period of time Mr. Wilson is entitled to salary continuation.  The foregoing severance benefits are subject to Mr. Wilson's execution, and non-revocation, of a release of claims against the Company.  In the event of Mr. Wilson's termination of employment, any portion of the option that remains subject to performance conditions will remain outstanding and become exercisable only if the Board determines that the performance objectives are satisfied.  The employment agreement also contains confidentiality, non-compete and non-solicitation provisions in favor of the Company.

    The foregoing description of Mr. Wilson’s employment agreement is not complete and is qualified in its entirety by reference to the full text of the employment agreement, which is filed as Exhibit 10.1 to this Form 8-K and incorporated herein by reference.

Item 9.01  Financial Statements and Exhibits

(d)           Exhibits

No.	Description

10.1	Employment Agreement, dated May 30, 2014, between Hipcricket, Inc. and Todd E. Wilson
99.1	Press Release dated June 3, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Hipcricket, Inc.
(Registrant)

Date: June 5, 2014	By:	/s/ Todd E. Wilson
Interim Chief Executive Officer